

September 22, 2023

Charles Reinhart, III
Chief Financial Officer
Pacira BioSciences, Inc.
5401 West Kennedy Boulevard, Suite 890
Tampa, Florida 33609

   Re: Pacira BioSciences, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Filed February 28, 2023
     Form 8-K filed August 2, 2023
     File No. 001-35060

Dear Charles Reinhart:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 2, 2023

Exhibits

1. We note within your non-GAAP reconciliations that you present the line item "acquisition-related (gains) charges, restructuring charges and other." Please tell us and revise future filings to quantify and explain the components of these adjustments including the nature of the charges and what they represent. Within your discussion, please explain how these adjustments comply with the guidance in Item 10(e) of Regulation S-K and the Non-GAAP Financial Measures Compliance & Disclosure Interpretations ("Non-GAAP C&DI").

2.   We further note footnote (1) with the explanation for the modification of the "if-converted" method in computing non-GAAP diluted net income per share. Please tell us how you considered whether this adjustment substitutes an individually tailored recognition and measurement method and the guidance in Question 100.04 of the Non-GAAP C&DI.

3.   We note that you present the line item "tax impact of non-GAAP adjustments" within your non-GAAP reconciliations. Please provide a brief explanation in future filings as to how the tax impact of the non-GAAP adjustments were computed. Refer to Question 102.11 of the Non-GAAP C&DI.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Tara Harkins, Reviewing Accountant, at (202) 551-3639 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences